Exhibit 99.2

August 11, 2004 IAMGOLD Corporation 220 Bay Street, 5th Floor Toronto, Ontario M5J 2W4
EXECUTIVE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2502
Fax +27 11 484-0590
www.goldfields.co.za

Attention:	Joseph F. Conway
President and Chief Executive Officer

This letter records our agreement with respect to the proposed sale to IAMGOLD Corporation (“IAMGOLD”) of all of the interests of Gold Fields Limited (“Gold Fields”) in certain of its subsidiaries and other companies in which it has an interest which collectively hold all of Gold Fields’ mining assets located outside the Southern African Development Community (the “Transaction”). In connection with the Transaction, IAMGOLD will purchase, directly or through one or more wholly-owned subsidiaries:

(a)
all of the outstanding shares of Orogen Holding (BVI) Limited (“Orogen”), a corporation incorporated under the laws of the British Virgin Islands, all of which shares are held by Gold Fields’ wholly-owned subsidiary GFL Mining Services Limited (“GFLMS”), a corporation incorporated under the laws of South Africa;

(b)
all of the outstanding shares of the companies listed in Part 2 of Schedule A (collectively, the “GFG Directly Held Companies”) which are shown therein as being held by GFLMS’ wholly-owned subsidiary Gold Fields Guernsey Limited (“GF Guernsey”), a corporation incorporated under the laws of the Isle of Guernsey;

(c)	all of the outstanding securities of the companies listed in Schedule B (collectively, the “Listed Directly Acquired Interests”) which are shown therein as being held by GF Guernsey;

(d)
all of the outstanding shares of Gold Fields Ghana Limited and Abosso Goldfields Limited (collectively, the “Ghana JV Companies”) which are shown in Part 3 of Schedule A as being held by GF Guernsey’s wholly-owned subsidiary Gold Fields Ghana Holdings Limited (“GF Ghana Holdings”), a corporation incorporated under the laws of the Isle of Guernsey, and all interests in intercompany loans or other advances by GF Ghana Holdings to Gold Fields Ghana Limited (the “GF Ghana Loans”); and

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), G J Gerwel, N J Holland† (Chief Financial Officer), K Ansah+, J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson *Canadian, †British, ‡American, + Ghanaian Company Secretary: C Farrel

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(e)	all of the working capital of GF Guernsey and GF Ghana Holdings as of the Completion Date (as hereinafter defined);

(collectively, the “Acquired Interests”). The aggregate purchase consideration for the Acquired Interests will be satisfied by the issuance by IAMGOLD to the Vendors (as hereinafter defined), collectively, of an aggregate of 351,690,218 fully paid and non-assessable common shares of IAMGOLD, representing 70% of the enlarged share capital of IAMGOLD on a fully diluted basis, together with the issuance of such number of additional fully paid and non-assessable common shares of IAMGOLD as are required by the Subsequent Subscription Adjustment (as hereinafter defined) (collectively, the “Consideration Shares”).

The “Subsequent Subscription Adjustment” shall be determined by reference to the cash contributions made directly or indirectly by Gold Fields into the Acquired Companies (as hereinafter defined), GF Guernsey and GF Ghana Holdings from and after June 24, 2004 through to the Completion Date net of any and all dividend distributions made from the Acquired Companies and GF Guernsey and GF Ghana Holdings to Gold Fields (directly or indirectly) in such period other than management fees and service fees to be paid in the ordinary course of business (the “Net Cash Subscription Amount”), provided that such Net Cash Subscription Amount shall not exceed US$50 million in the aggregate. The Subsequent Subscription Adjustment shall equal the number of additional fully paid and non-assessable common shares of IAMGOLD that results from the division of the Net Cash Subscription Amount by the volume weighted average trading price of IAMGOLD’s common shares quoted on the Toronto Stock Exchange, converted into United States Dollars at the average daily noon rate of exchange for Canadian Dollars to United States Dollars quoted by the Bank of Canada, in each case over the 20 business days immediately preceding the Completion Date.

In addition, IAMGOLD shall declare and on the Completion Date pay a special dividend to the IAMGOLD shareholders (other than the Vendors), determined as of the record date set out in the IAMGOLD shareholder circular, of C$0.50 per outstanding common share as of such record date (the “Special Dividend”).

GFLMS, GF Guernsey and GF Ghana Holdings are collectively referred to in this agreement as the “Vendors”. Orogen, the GFG Directly Held Companies and the Ghana JV Companies (collectively, the “Directly Acquired Companies”) and the companies listed in Schedule C (collectively, the “Indirectly Acquired Companies”) are collectively referred to in this agreement as the “Acquired Companies”. In this agreement, unless the context otherwise requires, where any reference is made to the “Acquired Interests”, such reference shall be deemed to include a reference to the Acquired Companies.

In the event that tax, securities or corporate law or other considerations make it necessary or desirable for either party hereto that the Transaction be structured in a manner other than as set out herein or that the Transaction incorporate additional elements or refinements, then to the extent that IAMGOLD and Gold Fields mutually agree, each acting reasonably, upon an alternative structure for the Transaction or such additional elements or refinements, such changes will be as set out in an amendment to this agreement or in the Definitive Agreement (as hereinafter defined).

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1.	Basis and Certain Key Features of the Transaction:

(a)
Acquired Companies’ Securities: Schedule A sets out, in all material respects, the currently outstanding shares of the Directly Acquired Companies held by the Vendors, among others. Schedule B sets out, in all material respects, the Listed Directly Acquired Interests. Schedule C sets out, in all material respects, the currently outstanding shares of the Indirectly Acquired Companies held directly or indirectly by the Directly Acquired Companies, among others. Except as set out in the Gold Fields Disclosure Letter (as hereinafter defined), no additional securities of the Acquired Companies shall be issued other than to the Vendors (in which event such securities shall be deemed to form part of the Acquired Interests) or other Acquired Companies, and none of the terms of any of the currently outstanding securities of the Acquired Companies shall be amended, prior to the completion of the Transaction. The aggregate principal amount of the GF Ghana Loans is set out in paragraph 5(h) hereof.

(b)
IAMGOLD Securities: There are currently outstanding approximately 145,564,179 common shares of IAMGOLD and options, warrants, convertible or exchangeable securities and other rights (other than rights issued under the IAMGOLD Rights Plan (as hereinafter defined) to acquire common shares of IAMGOLD which entitle the holders thereof to acquire an aggregate of approximately 5,965,200 common shares of IAMGOLD at prices ranging between $1.25 and $9.02 and expiring no later than December 18, 2012. No additional securities (excluding common shares issuable pursuant to currently outstanding IAMGOLD Equity Securities (as hereinafter defined) other than rights issued pursuant to the IAMGOLD Rights Plan (as hereinafter defined) of IAMGOLD shall be issued, and none of the terms of any of' the currently outstanding securities of IAMGOLD shall be amended (except as may be required in connection with the Transaction), prior to the completion of the Transaction.

(c)
Name: In conjunction with the completion of the Transaction, the name of IAMGOLD will be changed to “Gold Fields International Limited” or another name to be mutually agreed upon by Gold Fields and IAMGOLD. References in this agreement to IAMGOLD include IAMGOLD following such change of name.

(d)
Board of Directors and Management: In conjunction with the completion of the Transaction, the number of directors of IAMGOLD will be increased to 10, with 3 of the eight current directors of IAMGOLD remaining as directors and 7 individuals nominated by Gold Fields becoming directors of IAMGOLD. All senior management positions within IAMGOLD will be filled from among the current senior management of IAMGOLD and Gold Fields as set out in the Definitive Agreement or as determined by the parties prior to the Completion Date, provided that the Chairman of IAMGOLD will be Gordon Parker and the Chief Executive Officer of IAMGOLD will be Chris Thompson.

(e)
Head Office: The head office of IAMGOLD will remain in North America and management of IAMGOLD shall review and determine the location of the other offices of IAMGOLD within 12 months of the Completion Date.

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(f)
Stock Exchange Listings: Following the completion of the Transaction, it is the intention of IAMGOLD and Gold Fields that the common shares of IAMGOLD will continue to be listed on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (“AMEX”), and it is contemplated that applications may in due course be made for the delisting of such common shares from AMEX and the listing of such common shares on the New York Stock Exchange.

(g)
Proxy Circulars and Joint Disclosure Document: In connection with the preparation of the IAMGOLD Circular and the Gold Fields Circular (each as hereinafter defined), the parties will agree upon a joint disclosure document which will form part of each of the IAMGOLD Circular and the Gold Fields Circular, which will include certain information that is required or that the parties determine is otherwise desirable to be disclosed to the shareholders of both parties, and which satisfies (or in respect of which exemptions in writing have been obtained from) all applicable legal, regulatory and stock exchange requirements.

(h)
Anti-Dilution Rights: For so long as it is required by any regulatory authority in South Africa, IAMGOLD will grant such pre-emptive rights to Gold Fields and/or the Vendors and will agree to such restrictions on the issuance of its common shares or securities exercisable or convertible into, or exchangeable for, common shares (collectively, the “IAMGOLD Equity Securities”) as will enable Gold Fields and its affiliates to maintain beneficial ownership of not less than 50.1% or such lesser percentage as may be required or permitted from time to time by regulatory authorities in South Africa (the “Minimum Ownership Level”) of the outstanding common shares of IAMGOLD on a fully diluted basis from time to time (collectively, the “Anti-Dilution Rights”). Notwithstanding the foregoing, the Anti-Dilution Rights will provide that in connection with any proposed issuance (by public offering or private placement) of IAMGOLD Equity Securities for cash consideration (an “IAMGOLD Cash Offering”), Gold Fields and its affiliates, collectively, will have the right to subscribe for such number of such IAMGOLD Equity Securities as will enable Gold Fields to maintain its percentage beneficial ownership of the outstanding common shares of IAMGOLD on a fully diluted basis immediately prior to the completion of the IAMGOLD Cash Offering, provided that, subject only to maintaining the Minimum Ownership Level, such right shall not prevent IAMGOLD from completing an IAMGOLD Cash Offering if Gold Fields chooses not to participate in the IAMGOLD Cash Offering. Without derogating from the rights of Gold Fields and its affiliates in respect of an IAMGOLD Cash Offering, the Anti-Dilution Rights shall only apply and be operative where, and there shall be no restriction on the issuance by IAMGOLD of any IAMGOLD Equity Securities unless and until, such issuance would result in Gold Fields having beneficial ownership of less than the Minimum Ownership Level of the then outstanding common shares of IAMGOLD on a fully diluted basis. If permitted by securities regulators having jurisdiction, IAMGOLD will seek the approval of its shareholders to the Anti-Dilution Rights at the IAMGOLD Meeting (as hereinafter defined) so that IAMGOLD shareholder approval will not be required when common shares or other IAMGOLD Equity Securities are subsequently issued from time to time to Gold Fields or its affiliates pursuant to the Anti-Dilution Rights. Failing either the permission of such securities regulators or the granting of the shareholder approval sought by IAMGOLD at the IAMGOLD Meeting for all future issuances of common shares or other IAMGOLD

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Equity Securities pursuant to the Anti-Dilution Rights, IAMGOLD will not, for so long as is necessary to give effect to the requirements of any regulatory authority in South Africa, issue IAMGOLD Equity Securities to any person where such issuance would result in Gold Fields having beneficial ownership of less than the Minimum Ownership Level of the then outstanding common shares of IAMGOLD on a fully diluted basis or, in the event of an IAMGOLD Cash Offering, less than its percentage beneficial ownership of the outstanding common shares of IAMGOLD on a fully diluted basis immediately prior to the completion of the IAMGOLD Cash Offering, in each case in circumstances where Gold Fields considers, acting reasonably, on the advice of counsel and in consultation with IAMGOLD, that such issuance would require IAMGOLD to obtain shareholder approval to enable Gold Fields to exercise the Anti-Dilution Rights, unless such shareholder approval has been obtained and, in connection therewith, IAMGOLD and Gold Fields will cooperate in seeking and using their respective best commercial efforts to obtain any such shareholder approval as may be required from time to time. Gold Fields agrees not to dispose of less than all of the securities of IAMGOLD then owned by Gold Fields or any of its affiliates for so long as the Anti-Dilution Rights are in effect unless otherwise required by South African regulatory authorities.

2.	Due Diliqence:

(a)
Each of IAMGOLD and Gold Fields and their respective accountants, legal counsel, technical, tax and financial advisors and other representatives (collectively, the “Representatives”) shall be entitled:

(i)
at any time prior to the completion of the Transaction, subject to obtaining any necessary consents, to have full access during normal business hours to all properties, information and records relating to (A) the Acquired Interests and, to the extent relevant to the Transaction, the owners of the Acquired Interests (in the case of access by IAMGOLD) and (B) the IAMGOLD Group and the IAMGOLD Significant Interest Companies, each as hereinafter defined (in the case of access by Gold Fields), including in each case all related facilities, buildings, equipment, assets, drill cores, assay results, maps and diagrams, books, contracts, financial statements, tax and other information, forecasts, financial projections, studies, records, operating permits and licences and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any nature whatsoever; and

(ii)
at any time prior to the Definitive Agreement Deadline (as hereinafter defined), to perform, at its sole cost and risk, a confirmatory due diligence review and examination of (A) the Acquired Interests and, to the extent relevant to the Transaction, the owners of the Acquired Interests (in the case of review and examination by IAMGOLD) and (B) the IAMGOLD Group and the IAMGOLD Significant Interest Companies (in the case of review and examination by Gold Fields), including in each case the respective businesses and affairs thereof.

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(b)
Without prejudice to any condition of closing set out in this agreement, until the Completion Date each of IAMGOLD and Gold Fields shall notify the other of them of any significant development or material change relating to IAMGOLD (in the case of notification by IAMGOLD) or the Acquired Companies taken as a whole (in the case of notification by Gold Fields) promptly after becoming aware of any such development or change.

3.	Definitive Agreement:

IAMGOLD and Gold Fields agree to negotiate in good faith and use their commercially reasonable efforts to enter into (and, in the case of Gold Fields, cause the Vendors to enter into) a definitive agreement to implement the Transaction on terms which are substantially similar to and, where additional detail is set out in the Definitive Agreement, consistent with, the terms hereof (the “Definitive Agreement”) as soon as practicable and on or before August 27, 2004, provided that IAMGOLD or Gold Fields shall be entitled at any time and from time to time to unilaterally extend such date to a date not later than September 6, 2004, and provided that the parties may further extend such date by mutual agreement (such date, as extended from time to time, being the “Definitive Agreement Deadline”). The Definitive Agreement shall be in form and substance satisfactory to each of IAMGOLD and Gold Fields and shall include customary terms and conditions, including representations and warranties, covenants, conditions and completion mechanics (including the representations and warranties, covenants, conditions and completion mechanics contained in this agreement to the extent still applicable) for a transaction of the nature of the Transaction including (i) a prohibition on each of IAMGOLD and Gold Fields against soliciting alternative transactions to the Transaction, the right of Gold Fields to match any competing transaction involving IAMGOLD and the right of each party to receive a termination fee in certain circumstances, all of which shall be substantially similar to the provisions of paragraphs 13 through 15 hereof, and (ii) representations and warranties or covenants, as the case may be, that the respective directors of IAMGOLD and Gold Fields have recommended or will recommend to their respective shareholders that such shareholders vote in favour of the Transaction and any other matters relating thereto which require the approval of their respective shareholders.

4.	Representations and Warranties of IAMGOLD:

Subject to the disclosure in the confidential letter of even date herewith delivered by IAMGOLD to Gold Fields in a form accepted by and executed on behalf of Gold Fields with respect to certain matters in this agreement (the “IAMGOLD Disclosure Letter”), IAMGOLD hereby represents and warrants to and in favour of Gold Fields as follows and acknowledges that Gold Fields is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)
IAMGOLD and each of its subsidiaries (collectively, the “IAMGOLD Group” and each individually an “IAMGOLD Group Company”) and, to the best knowledge and belief of IAMGOLD after due inquiry, each of La Société d’Exploitation des Mines d’Or de Sadiola S.A., Sadiola Exploration Limited, Yatela Exploitation Company Limited and Kenieba Exploration Company Limited (collectively, the “IAMGOLD Significant Interest Companies”) is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and authority, and holds all material licenses and permits required for it, to own

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or lease its property and assets and to carry on its business as now conducted by it. To the best knowledge and belief of IAMGOLD, the royalty agreement effective September 30, 2003 between Repadre Capital Corporation (of which IAMGOLD is the successor by amalgamation), Aber Diamond Corporation and Diavik Diamond Mines Inc. (the “Diavik Royalty Agreement”) is in full force and effect, unamended, is a valid and binding obligation of each of the parties thereto other than IAMGOLD and is enforceable against each such party in accordance with its terms subject, however, to applicable statutes of limitations and limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought, and there is no order, proceeding or state of facts, existing, pending, in progress or threatened which could operate to prevent or restrict IAMGOLD from enforcing any of its entitlements, rights, benefits and interests under the Diavik Royalty Agreement.

(b)	Neither the execution and delivery of this agreement by IAMGOLD nor the consummation of the Transaction on the basis set out herein will conflict with or result in:

(i)
a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or their equivalent) of any IAMGOLD Group Company or any agreement, instrument or license to which any IAMGOLD Group Company is a party or by which any IAMGOLD Group Company is bound or constitute a default by any IAMGOLD Group Company thereunder, or under any statute, regulation, judgment, decree or law to which any IAMGOLD Group Company is subject or by which it is bound, or result in the creation or imposition of any mortgage, lien, security interest, charge or encumbrance of any nature whatsoever (collectively “Encumbrances” and individually an “Encumbrance”) upon the assets of any IAMGOLD Group Company;

(ii)
to the best knowledge and belief of IAMGOLD after due inquiry, a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or their equivalent) of any IAMGOLD Significant Interest Company or any agreement, instrument or license to which any IAMGOLD Significant Interest Company is a party or by which any IAMGOLD Significant Interest Company is bound or constitute a default by any IAMGOLD Significant Interest Company thereunder, or under any statute, regulation, judgment, decree or law to which any IAMGOLD Significant Interest Company is subject or by which it is bound, or result in the creation or imposition of any Encumbrance upon the assets of any IAMGOLD Significant Interest Company; or

(iii)
a violation by any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD after due inquiry, any IAMGOLD Significant Interest Company, of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over such IAMGOLD Group Company or IAMGOLD Significant Interest Company, as the case may be,

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other than violations, contraventions, breaches, defaults or Encumbrances that individually and in the aggregate would not reasonably be expected to have a material adverse effect on IAMGOLD, on the direct or indirect ownership by IAMGOLD of the IAMGOLD Group Companies (other than IAMGOLD) and its interests in the IAMGOLD Significant Interest Companies taken as a whole or on the ability of IAMGOLD to complete the Transaction.

(c)
Except for the potential transactions particulars of which are set out in the IAMGOLD Disclosure Letter (the “Permitted IAMGOLD Transactions”), no person (which word shall be given the broadest interpretation possible in this agreement) has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from IAMGOLD, directly or indirectly, of any IAMGOLD Group Company or from any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD after due inquiry, any IAMGOLD Significant Interest Company, of any assets which, individually or in the aggregate, are material to IAMGOLD. IAMGOLD is not a party to, and is not aware of, any agreement, arrangement or understanding whatsoever by which any person or group proposes to effect a change of control of IAMGOLD or to acquire beneficial ownership of, or control or direction over, directly or indirectly, in aggregate more than 20% of the issued and outstanding shares of IAMGOLD other than (i) this agreement, (ii) agreements between Golden Star Resources Ltd. (“Golden Star”) and certain shareholders of IAMGOLD in connection with the offer to purchase all of the outstanding common shares of IAMGOLD made by Golden Star on June 9, 2004, as such offer has subsequently been varied and extended (the “Golden Star Offer”), and (iii) an access agreement dated July 22, 2004 between Golden Star and IAMGOLD. IAMGOLD has provided Gold Fields with all of the details of the agreements referred to in (ii) above which are within IAMGOLD’s knowledge.

(d)
IAMGOLD has all necessary power, authority and capacity to enter into this agreement and all other agreements and instruments to be executed by IAMGOLD as contemplated by this agreement or as required to complete the Transaction and to carry out its obligations under this agreement and such other agreements and instruments.

(e)
The execution and delivery of this agreement and the performance by IAMGOLD of its obligations hereunder have, subject to any required shareholder and regulatory approvals, been authorized by all necessary corporate action of IAMGOLD (including the approval of its board of directors) and this agreement constitutes a valid and binding obligation of IAMGOLD enforceable against it in accordance with its terms subject, however, to applicable statutes of limitations and limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, exchange control restrictions and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)
IAMGOLD has not entered into any agreement (including the amended and restated arrangement agreement dated as of April 29, 2004 among IAMGOLD, Wheaton River Minerals Ltd. and 2045230 Ontario Inc.) that would entitle any person to any valid claim against IAMGOLD or any IAMGOLD Group Company

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for a broker's commission, finder's fee, break fee or any like payment in respect of the Transaction or its completion or any other matter contemplated by this agreement.

(g)
The audited consolidated financial statements of IAMGOLD for the year ended December 31, 2003 and the unaudited interim consolidated financial statements of IAMGOLD for the 6 month period ended June 30, 2004 (collectively, the “IAMGOLD Financial Statements”), each as filed or to be filed with Canadian securities regulatory authorities, have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that for the audited consolidated financial statements of IAMGOLD for the year ended December 31, 2002 or the unaudited interim consolidated financial statements of IAMGOLD for the 6 month period ended June 30, 2003, as the case may be, are true, correct and complete in all material respects and present fairly the consolidated financial condition (including assets and liabilities) of IAMGOLD as at the respective dates thereof and the revenues, expenses and results of operations of IAMGOLD for the respective periods then ended.

(h)
IAMGOLD is not subject to any cease trade, trading suspension or other order of any applicable stock exchange or securities regulatory authority and is not included on a list of defaulting reporting issuers maintained by any securities regulatory authority and, to the best knowledge and belief of IAMGOLD, no investigation or other proceeding involving IAMGOLD which may operate to prevent, restrict or suspend trading of any securities of IAMGOLD is currently in progress, pending or threatened before any applicable stock exchange or securities regulatory authority.

(i)
As of the date hereof, there are approximately 145,564,179 common shares of IAMGOLD outstanding and there are no outstanding options, warrants or other securities of IAMGOLD exercisable or convertible into or exchangeable for, or other rights to acquire, common shares of IAMGOLD and no person (other than the Vendors and Gold Fields has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any unissued securities of IAMGOLD other than outstanding options, warrants and other rights to acquire an aggregate of approximately 5,965,200 common shares of IAMGOLD and rights outstanding under the IAMGOLD Rights Plan (as hereinafter defined).

(j)
No IAMGOLD Group Company and, to the best knowledge and belief of IAMGOLD after due inquiry, no IAMGOLD Significant Interest Company, has any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the IAMGOLD Financial Statements.

(k)
There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the best knowledge and belief of IAMGOLD after due inquiry, threatened against any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD after due inquiry, any IAMGOLD Significant Interest Company, before any court, regulatory or administrative agency or tribunal.

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(l)
There are no actions, suits or other legal proceedings currently pending, or to the best knowledge and belief of IAMGOLD after due inquiry, threatened against any IAMGOLD Group Company or, to the best knowledge and belief of IAMGOLD after due inquiry, any IAMGOLD Significant Interest Company, which individually or in the aggregate have, or could reasonably be expected to have, a material adverse effect on IAMGOLD, the direct or indirect ownership by IAMGOLD of the IAMGOLD Group Companies (other than IAMGOLD) and its interests in the IAMGOLD Significant Interest Companies taken as a whole or the ability of IAMGOLD to complete the Transaction.

(m)
IAMGOLD is current in the filing of all public disclosure documents required to be filed by IAMGOLD under applicable securities laws and stock exchange rules (collectively, the “IAMGOLD Public Disclosure”), there are no filings that have been made on a confidential basis and all of such filings comply with the requirements of all applicable securities laws and the rules, policies and instruments of all regulatory or administrative bodies having jurisdiction over IAMGOLD except where such non-compliance has not and would not reasonably be expected to have a material adverse effect on IAMGOLD. Taken as a whole, the IAMGOLD Public Disclosure does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make any statement contained therein not misleading in light of the circumstances in which it is made.

(n)
Neither the execution of this agreement by the parties hereto nor the completion of the Transaction will give rise to any right of any shareholder of IAMGOLD to exercise rights under the shareholder rights plan agreement between IAMGOLD and Computershare Trust Company of Canada dated as of July 12, 2004 (the “IAMGOLD Rights Plan”), and the IAMGOLD Rights Plan will expire in accordance with its terms not later than August 15, 2004.

(o)	The common shares of IAMGOLD are traded on the TSX and AMEX and IAMGOLD is not in default of any provision of its listing agreement with either such stock exchange.

(p)
The directors of IAMGOLD have received an oral opinion from RBC Dominion Securities Inc. that, as of the date hereof, the consideration payable by IAMGOLD for the Acquired Interests under the Transaction is fair from a financial point of view to IAMGOLD.

(q)
The disclosures made to Gold Fields by IAMGOLD in the IAMGOLD Disclosure Letter or in documents referred to therein which have been provided to Gold Fields by IAMGOLD or its Representatives or which are publicly available disclose all facts that would be material to a purchaser of all of the common shares or assets of IAMGOLD, and there is no adverse material fact with respect to IAMGOLD, the IAMGOLD Group Companies or, to the knowledge and belief of IAMGOLD, the IAMGOLD Significant Interest Companies which has not been disclosed therein to Gold Fields.

(r)
IAMGOLD is the owner, directly or indirectly, with good title, free and clear of any and all Encumbrances, of all assets and properties (including all mining rights and mining properties) shown or reflected in the IAMGOLD Financial Statements,

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except only such assets as have been disposed of in the usual and ordinary course of business of the IAMGOLD Group Companies since the respective dates of the balance sheets contained in the IAMGOLD Financial Statements, and of any assets or properties acquired since such dates and, to its knowledge and belief after due inquiry, there is no state of facts which could reasonably be expected to cause any such title not to be so owned or to be subject to any Encumbrance.

5.	Representations and Warranties of Gold Fields:

Subject to the disclosure in the confidential letter of even date herewith delivered by Gold Fields to IAMGOLD in a form accepted by and executed on behalf of IAMGOLD with respect to certain matters in this agreement (the “Gold Fields Disclosure Letter”), Gold Fields represents and warrants to and in favour of IAMGOLD as follows and acknowledges that IAMGOLD is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)
Gold Fields, each of the Vendors and each of the Acquired Companies (collectively, the “Gold Fields Group” and each individually a “Gold Fields Group Company”) is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and authority, and holds all material licenses and permits required for it, to own or lease its property and assets and to carry on its business as now conducted by it (provided that in the case of Gold Fields and the Vendors, a reference in this agreement to such property, assets and business shall be deemed to be limited to the property, assets and business of the Acquired Companies).

	(b)	Neither the execution and delivery of this agreement by Gold Fields nor the consummation of the Transaction on the basis set out herein will conflict with or result in:

(i)
a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or their equivalent) of any Gold Fields Group Company or any agreement, instrument or license to which any Gold Fields Group Company is a party or by which any Gold Fields Group Company is bound or constitute a default by any Gold Fields Group Company thereunder, or under any statute, regulation, judgment, decree or law to which any Gold Fields Group Company is subject or by which it is bound, or result in the creation or imposition of any Encumbrance upon the assets of any Acquired Company; or

(ii)
a violation by any Gold Fields Group Company of any law or regulation or any applicable order of any court, arbitrator or governmental authority having, jurisdiction over such Gold Fields Group Company, other than violations, contraventions, breaches, defaults or Encumbrances that individually and in the aggregate would not reasonably be expected to have a material adverse effect on the Acquired Companies taken as a whole, on the direct or indirect ownership by the Vendors of the Acquired Interests taken as a whole or on the ability of Gold Fields and the Vendors to complete the Transaction.

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(c)
Except for the potential transactions particulars of which are set out in the Gold Fields Disclosure Letter (the “Permitted Gold Fields Transactions”), no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Gold Fields or any of the Vendors, directly or indirectly, of any of the Acquired Companies or from any Acquired Company of any assets which, individually or in the aggregate, are material to the Acquired Companies taken as a whole.

(d)
Gold Fields has all necessary power, authority and capacity to enter into this agreement, to carry out its obligations under this agreement and to cause each of the Vendors and each of the Acquired Companies to complete the Transaction as contemplated by this agreement, and Gold Fields, each of the Vendors and each of the Acquired Companies has all necessary power, authority and capacity to enter into all other agreements and instruments to be executed by them as contemplated by this agreement or as required to complete the Transaction and to carry out their respective obligations under such other agreements and instruments.

(e)
The execution and delivery of this agreement and the performance by Gold Fields of its obligations hereunder have, subject to any required shareholder and regulatory approvals, been authorized by all necessary corporate action of Gold Fields (including the approval of its board of directors) and this agreement constitutes a valid and binding obligation of Gold Fields enforceable against it in accordance with its terms subject, however, to applicable statutes of limitations and limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, exchange control restrictions and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)
Gold Fields has not entered into any agreement that would entitle any person to any valid claim against any of the Vendors or any of the Acquired Companies for a broker's commission, finder's fee or any like payment in respect of the Transaction or any other matter contemplated by this agreement.

(g)
The audited (consolidated, where applicable) financial statements of each of the Directly Acquired Companies for the year ended June 30, 2003 and the unaudited (consolidated, where applicable) financial statements of each of the Directly Acquired Companies for the 12 month period ended June 30, 2004 (collectively, the “Acquired Companies’ Financial Statements”), a copy of each of which has been delivered to IAMGOLD, have been prepared in accordance with International Financial Reporting Standards applied on a basis consistent with that for the audited (consolidated, where applicable) financial statements of each such company for the year ended June 30, 2002 or the unaudited (consolidated, where applicable) financial statements of each such company for the 12 month period ended June 30, 2003, as the case may be, are true, correct and complete in all material respects and present fairly the financial condition (including assets and liabilities) of the Directly Acquired Companies as at the respective dates thereof and the revenues, expenses and results of operations of the Directly Acquired Companies for the respective periods then ended.

13

(h)
The outstanding securities of the Directly Acquired Companies are in all material respects as set out in Schedule A, all of such securities are owned of record and beneficially by the Vendors and other persons set out in Schedule A in all material respects (and, where such owners are affiliates of Gold Fields or their nominees, free and clear of any and all Encumbrances) and there are no outstanding options, warrants, or other securities of any of the Directly Acquired Companies exercisable or convertible into or exchangeable for, or other rights to acquire, any securities of the Directly Acquired Companies and no person other than IAMGOLD has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of the Directly Acquired Companies; (ii) the outstanding securities of the Indirectly Acquired Companies are in all material respects as set out in Schedule C, all of such securities are owned directly or indirectly by the Directly Acquired Companies, other Acquired Companies and other persons as set out in Schedule C (and, where such owners are affiliates of Gold Fields or their nominees, free and clear of any and all Encumbrances), and there are no outstanding options, warrants, or other securities of any of the Indirectly Acquired Companies exercisable or convertible into or exchangeable for, or other rights to acquire, any securities of the Indirectly Acquired Companies and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of the Indirectly Acquired Companies other than such options, warrants, securities, rights to acquire, agreements, rights or privileges as are held by any of the Acquired Companies or other persons shown on Schedule C as being holders of securities of the respective Indirectly Acquired Companies; (iii) the Listed Directly Acquired Interests are, as set out in Schedule B in all material respects and all of such securities are owned of record and beneficially by GF Guernsey free and clear of any and all Encumbrances and, to the knowledge of Gold Fields, there is no cease trade order or any other Encumbrance affecting the Listed Directly Acquired Interests that would prevent the transfer thereof by GF Guernsey to IAMGOLD or a subsidiary thereof with good title and free and clear of any and all Encumbrances; (iv) the Listed Indirectly Acquired Interests (as hereinafter defined) are, as set out in the Gold Fields Disclosure Letter in all material respects; and (v) the aggregate principal amount of the GF Ghana Loans is US$201.8 million.

(i)
The Acquired Companies, taken as a whole, do not have any material liability or obligation, whether accrued, absolute, contingent or otherwise not reflected in the Acquired Companies’ Financial Statements.

(j)
There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the best knowledge and belief of Gold Fields after due inquiry, threatened against any Gold Fields Group Company before any court, regulatory or administrative agency or tribunal.

(k)
There are no actions, suits or other legal proceedings currently pending, or to the best knowledge and belief of Gold Fields after due inquiry, threatened against any Gold Fields Group Company which individually or in the aggregate have, or could reasonably be expected to have, a material adverse effect on the Acquired Companies taken as a whole, the direct or indirect ownership by the Vendors of

14

the Acquired Interests taken as a whole or the ability of Gold Fields, the Vendors or the Acquired Companies to complete the Transaction.

(l)
The disclosures made to IAMGOLD by Gold Fields in the Gold Fields Disclosure Letter or in documents referred to therein which have been provided to IAMGOLD by Gold Fields or its Representatives or which are publicly available disclose all facts that would be material to a purchaser of the Acquired Interests taken as a whole, and there is no adverse material fact with respect to the Acquired Companies or, to the knowledge and belief of Gold Fields, the Listed Acquired Interests, taken as a whole which has not been disclosed therein to IAMGOLD.

(m)
The Acquired Companies collectively are the owners, directly or indirectly, with good title, free and clear of any and all Encumbrances, of all assets and properties (including all mining rights and mining properties) shown or reflected in the Acquired Companies’ Financial Statements, except only such assets as have been disposed of in the usual and ordinary course of business of the Acquired Companies since the respective dates of the balance sheets contained in the Acquired Companies’ Financial Statements, and of any assets or properties acquired since such dates and, to Gold Fields’ knowledge and belief after due inquiry, there is no state of facts which could reasonably be expected to cause any such title not to be so owned or to be subject to any Encumbrance.

(n)
Gold Fields is current in the filing of all public disclosure documents required to be filed by Gold Fields under applicable securities laws and stock exchange rules (collectively, the “Gold Fields Public Disclosure”), there are no filings that have been made on a confidential basis and all of such filings comply with the requirements of all applicable securities laws and the rules, policies and instruments of all regulatory or administrative bodies having jurisdiction over Gold Fields except where such non-compliance has not and would not reasonably be expected to have a material adverse effect on Gold Fields. Taken as a whole, the Gold Fields Public Disclosure does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact, in each case relating to the Acquired Interests, that is required to be stated or that is necessary to make any statement contained therein not misleading in light of the circumstances in which it is made.

	(o)	Gold Fields has received verbal approval from the SARB (as hereinafter defined) to the making by it of any payment contemplated by paragraph 15 hereof.

6.	Covenants of IAMGOLD:

IAMGOLD hereby covenants and agrees with Gold Fields as follows:

(a)
Subject to the obtaining of any required consents, IAMGOLD will promptly provide Gold Fields with any information in the possession or control of IAMGOLD and relating to the IAMGOLD Group requested by Gold Fields or its Representatives so that Gold Fields may complete its due diligence investigations of the IAMGOLD Group.

15

(b)
IAMGOLD will use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable efforts to apply for and obtain, and will cooperate with Gold Fields in applying for and obtaining, the consents, orders and approvals necessary for IAMGOLD, Gold Fields, the Vendors or the Acquired Companies to complete the Transaction.

(c)
If required by any applicable law or any securities regulatory authority or if considered desirable by the directors of IAMGOLD, IAMGOLD will convene and hold a special meeting of its shareholders (the “IAMGOLD Meeting”) for the purpose of considering the Transaction as soon as reasonably practicable and in any event no later than November 19, 2004 or such later date as may be mutually agreed upon by IAMGOLD and Gold Fields and, in connection therewith, as promptly as reasonably practicable, IAMGOLD shall prepare a management information circular (the “IAMGOLD Circular”), together with any other documents required by applicable law or any securities regulatory authority in connection with the consideration of the Transaction by the shareholders of IAMGOLD and IAMGOLD shall give Gold Fields the opportunity to review and comment on the IAMGOLD Circular and all such other documents and the IAMGOLD Circular and all such other documents shall be reasonably satisfactory to Gold Fields before they are filed or distributed to the shareholders of IAMGOLD.

(d)
IAMGOLD shall promptly furnish to Gold Fields all information concerning IAMGOLD as may be required for the preparation of the Gold Fields Circular subject to obtaining any necessary consents to the disclosure of such information, which consents IAMGOLD shall use its commercially reasonable efforts to obtain) and hereby covenants that no information furnished by IAMGOLD in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

(e)
IAMGOLD shall ensure that the IAMGOLD Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the IAMGOLD Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to Gold Fields or the Acquired Companies which is provided by Gold Fields).

(f)
Except in connection with completing the Permitted IAMGOLD Transactions, IAMGOLD shall conduct its business only in, and shall not take any action except in, the usual, ordinary and regular course of business of IAMGOLD and consistent with past practices of IAMGOLD and, for such purposes, any third party debt financing (which may be secured on shares and assets of the IAMGOLD Group Companies or unsecured) obtained by any of the IAMGOLD Group Companies for bona fide business purposes of the IAMGOLD Group

16

Companies will be deemed to be in the usual, ordinary and regular course. Without the prior written consent of Gold Fields, prior to the completion of the Transaction, IAMGOLD will not undertake, and will cause the other IAMGOLD Group Companies not to undertake, any merger, amalgamation, business combination, reorganization, recapitalization, liquidation, transfer of assets, issuance of treasury securities or any other transaction, in each case between IAMGOLD Group Companies, which would have the effect of changing the direct or indirect legal or beneficial ownership of the shares or material assets of any of the subsidiaries of IAMGOLD or any of the IAMGOLD Significant Interest Companies.

(g)
IAMGOLD shall use its commercially reasonable efforts to procure, as soon as reasonably practicable after the date of this agreement, irrevocable undertakings, in a form reasonably acceptable to Gold Fields, from each of the directors and senior officers of IAMGOLD, and from each material shareholder of IAMGOLD from whom IAMGOLD reasonably considers it would be both practicable and desirable to procure same, to vote the common shares of IAMGOLD beneficially owned or controlled by them in favour of the Transaction.

(h)
Subject to the disclosure in the IAMGOLD Disclosure Letter, prior to the completion of the Transaction, without the prior written consent of Gold Fields, IAMGOLD (i) shall not issue any common shares other than pursuant to options, warrants or other securities exercisable or convertible into or exchangeable for, or other rights to acquire, IAMGOLD common shares which are currently outstanding as of the date hereof, and (ii) shall not issue any additional options, warrants or other securities exercisable or convertible into or exchangeable for IAMGOLD common shares or enter into or grant any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any unissued securities of IAMGOLD.

(i)
Prior to the completion of the Transaction, without the prior written consent of Gold Fields, IAMGOLD shall not (i) reduce its capital in respect of any class of securities of IAMGOLD or (ii) pay any cash dividend (other than the Special Dividend) or make any other voluntary cash distribution whatsoever to the holders of IAMGOLD’s securities.

7.	Covenants of Gold Fields:

Gold Fields hereby covenants and agrees with IAMGOLD as follows:

(a)
Subject to the obtaining of any required consents, Gold Fields will promptly provide IAMGOLD with any information in the possession or control of Gold Fields and relating to the Vendors or the Acquired Interests requested by IAMGOLD or its counsel so that IAMGOLD may complete its due diligence investigations thereof.

(b)
Gold Fields will use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable efforts to apply for and obtain, and will cooperate with IAMGOLD in applying for and obtaining, such consents, orders

17

and approvals necessary for IAMGOLD, Gold Fields, the Vendors or the Acquired Companies to complete the Transaction.

(c)
If required by any applicable law or any securities regulatory authority or if considered desirable by the directors of Gold Fields, Gold Fields will convene and hold a special meeting of its shareholders for the purpose of considering the Transaction as soon as reasonably practicable and, in any event, no later than November 19, 2004 or such later date that may be mutually agreed upon by IAMGOLD and Gold Fields and, in connection therewith, as promptly as reasonably practicable, Gold Fields shall prepare a circular (the “Gold Fields Circular”) together with any other documents required by applicable law or any securities regulatory authority in connection with the approval of the Transaction and Gold Fields shall give IAMGOLD the opportunity to review and comment on the Gold Fields Circular and all such other documents and the Gold Fields Circular and all such other documents shall be reasonably satisfactory to IAMGOLD before they are filed or distributed to the shareholders of Gold Fields.

(d)
Gold Fields shall promptly furnish to IAMGOLD all information concerning Gold Fields, the Vendors, the Acquired Companies and the Listed Acquired Interests (as hereinafter defined) as may be required for the preparation of the IAMGOLD Circular (subject to obtaining any necessary consents to the disclosure of such information, which consent Gold Fields shall use its commercially reasonable efforts to obtain) and hereby covenants that no information furnished by Gold Fields in connection therewith or otherwise in connection with the completion of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided.

(e)
Gold Fields shall ensure that the Gold Fields Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Gold Fields Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by IAMGOLD).

(f)
Except in connection with completing the Permitted Gold Fields Transactions and conduct or actions of the Vendors that could not reasonably be expected to affect the Acquired Interests or the ability of Gold Fields, the Vendors or the Acquired Companies to complete the Transaction, Gold Fields shall cause each of the Vendors and the Acquired Companies to conduct its business only in, and to not take any action except in, the usual, ordinary and regular course of the businesses of the Vendors and the Acquired Companies taken as a whole and consistent with past practices of the Vendors and the Acquired Companies taken as a whole and, for such purposes, any debt or equity financing provided by any of the Acquired Companies or any debt financing provided by a third party (any of which debt financing may be secured on shares and assets of the Acquired Companies or unsecured) to any of the Acquired Companies for bona fide business purposes of the Acquired Companies will be deemed to be in the usual, ordinary and regular course. Notwithstanding the foregoing, in the event of any

18

proposed merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of the assets, recapitalization, reorganization, liquidation, exchange offer or any type of similar transaction involving (i) any of the Listed Directly Acquired Interests or (ii) any other entity whose securities are held by any of the Acquired Companies and are listed or posted for trading on any stock exchange or market (the “Listed Indirectly Acquired Interests” and, collectively with the Listed Directly Acquired Interests, the “Listed Acquired Interests”), any such transaction being referred to herein as a “Public Markets Transaction”, Gold Fields, the Vendors or any Acquired Company, as the case may be, shall be entitled (after consultation with IAMGOLD) to participate in such transaction (whether by depositing Listed Acquired Interests to any such take-over bid or in any other manner in relation to any other form of Public Markets Transaction) on the same basis as other holders of such Listed Acquired Interests generally are entitled to so participate, provided that any consideration received by Gold Fields, the Vendors or the Acquired Companies upon the completion of such Public Markets Transaction shall form part of the Acquired Interests.

(g)
Gold Fields shall use its commercially reasonable efforts to procure, as soon as reasonably practicable after the date of this agreement, irrevocable undertakings, in a form reasonably acceptable to IAMGOLD, from each of the directors and senior officers of Gold Fields, and from each material shareholder of Gold Fields from whom Gold Fields reasonably considers it would be both practicable and desirable to procure same, to vote the common shares of Gold Fields beneficially owned or controlled by them in favour of the Transaction.

(h)
Subject to the execution of the Definitive Agreement by all parties thereto, Gold Fields will cause the Vendors and the Acquired Companies to perform their respective obligations thereunder in accordance with the terms thereof or as may be required in connection with the completion of the Transaction and to have taken and to take all necessary corporate action (including the approval of their respective boards of directors) in connection therewith.

8.	Mutual Conditions of Transaction:

The respective obligations of IAMGOLD and Gold Fields to complete the Transaction shall be subject to the satisfaction or waiver of, among others, the following conditions:

(a)
mutually acceptable and legally enforceable agreements and other documents, including the Definitive Agreement (collectively the “Transaction Documents”), shall have been entered into to give effect to the Transaction, with the Transaction Documents to contain customary and detailed conditions precedent, representations and warranties, covenants and provisions dealing with the mechanics of completing the Transaction as are typical for a transaction similar in nature to the Transaction;

(b)
the shareholders of IAMGOLD shall have approved, in accordance with applicable law and the requirements of any securities regulatory authority or stock exchange, the issuance of the Consideration Shares and such other matters as IAMGOLD and Gold Fields shall consider necessary or desirable in connection with the Transaction;

19

(c)
the shareholders of Gold Fields shall have approved, in accordance with applicable law and the requirements of any securities regulatory authority or stock exchange, the Transaction and such other matters as IAMGOLD and Gold Fields shall consider necessary or desirable in connection with the Transaction;

(d)	the TSX and AMEX shall have conditionally approved the listing thereon of the Consideration Shares, subject only to compliance with the usual requirements of such exchanges;

(e)
all of the rights, benefits, obligations and liabilities of GF Ghana Holdings pursuant to existing management contracts and all other agreements between GF Ghana Holdings and each of the Ghana JV Companies will have been transferred by way of novation to IAMGOLD pursuant to novation agreements in form and substance reasonably satisfactory to each of IAMGOLD and Gold Fields;

(f)
there shall have been obtained releases or terminations in form and substance reasonably satisfactory to IAMGOLD and Gold Fields in respect of any obligations or liabilities of any of the Acquired Companies, pursuant to any agreement, arrangement or understanding, to provide any guarantee, indemnity or other financial support in relation to any debts, liabilities or obligations of Gold Fields or any of its subsidiaries other than the Acquired Companies;

(g)
all governmental, court, regulatory, third person and other approvals, consents, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements which, if not obtained, agreed, amended, modified or terminated, would have, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on IAMGOLD, Gold Fields, their respective shareholders, any Vendor or the Acquired Companies taken as a whole or which could materially impede the completion of the Transaction and which are not otherwise specifically described in this agreement, including those described in the IAMGOLD Disclosure Letter or the Gold Fields Disclosure Letter, shall have been obtained or received on terms that are reasonably satisfactory to IAMGOLD and Gold Fields;

(h)	there shall not be in force any law, ruling, order or decree, and there shall have been no action taken under any applicable law or by any government or governmental or regulatory authority which

(i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or

(ii)
results or could reasonably be expected to result in a judgment, order, decree or assessment of damages relating to the Transaction which is, or could be, directly or indirectly, relating to the Transaction which has, or could reasonably be expected to have, a material adverse effect on IAMGOLD, Gold Fields, any Vendor or the Acquired Companies taken as a whole;

20

(i)
IAMGOLD, Gold Fields and the Vendors will have entered into an agreement (the “Anti-Dilution Agreement”), in form and substance reasonably satisfactory to the parties, acting reasonably, giving effect to the Anti-Dilution Rights for so long as the same may be required by any regulatory authority in South Africa and, if permitted by applicable securities regulators, the shareholders of IAMGOLD shall have approved the Anti-Dilution Rights at the IAMGOLD Meeting so that IAMGOLD shareholder approval will not be required when common shares or other IAMGOLD Equity Securities are subsequently issued from time to time to Gold Fields or its affiliates pursuant to the Anti-Dilution Rights, provided that failing either the permission of such securities regulators or the granting of the shareholder approval sought by IAMGOLD at the IAMGOLD Meeting for all future issuances of common shares or other IAMGOLD Equity Securities pursuant to the Anti-Dilution Rights, IAMGOLD will agree in the Anti-Dilution Agreement, for so long as is necessary to give effect to the requirements of any regulatory authority in South Africa, not to issue IAMGOLD Equity Securities to any person where such issuance would result in Gold Fields having beneficial ownership of less than the Minimum Ownership Level of the then outstanding common shares of IAMGOLD on a fully diluted basis or, in the event of an IAMGOLD Cash Offering, less than its percentage beneficial ownership of the outstanding common shares of IAMGOLD on a fully diluted basis immediately prior to the completion of the IAMGOLD Cash Offering, in each case in circumstances where Gold Fields considers, acting reasonably, on the advice of counsel and in consultation with IAMGOLD, that such issuance would require IAMGOLD to obtain shareholder approval to enable Gold Fields to exercise the Anti-Dilution Rights, unless such shareholder approval has been obtained and, in connection therewith, IAMGOLD and Gold Fields will agree in the Anti-Dilution Agreement to cooperate in seeking and using their respective best commercial efforts to obtain any such shareholder approval as may be required from time to time;

(j)
each of (i) the approval of the Transaction and the terms thereof by the South African Reserve Bank Exchange Control Division (“SARB”) subject to certain conditions set out in the Gold Fields Disclosure Letter, (ii) a ruling of South African Revenue Services in relation to certain tax matters, (iii) the satisfaction of the requirements of the JSE Securities Exchange, South Africa in relation to the Transaction, (iv) all orders, consents and approvals from applicable securities and other regulatory authorities which are necessary or desirable to be obtained in connection with the timely completion of the Transaction, (v) written confirmation by the TSX and AMEX that the Consideration Shares will not be subject to any escrow requirements of such exchanges and (vi) the written approval of the Minister of Industry pursuant to the Investment Canada Act, each substantially as requested in applications by or on behalf of Gold Fields or IAMGOLD, as the case may be, copies of which applications have been (or, in the case of applications which have not been made as of the date hereof, the substance of which applications will be disclosed to the other party and copies of which applications will be) provided by the party making same to the other party, shall have been obtained on terms reasonably satisfactory to each of Gold Fields and IAMGOLD;

(k)
Gold Fields shall have obtained all required approvals, consents, waivers, permits, exemptions and orders and agreements and all amendments and modifications to agreements, indentures and arrangements which may be

21

necessary or desirable in connection with, and shall have caused to occur, the transfer of all of its indirect interests in (i) Kisenge Limited and its subsidiaries Cluff Mining Congo SPRL and Mines d’Or de Kissenge SARL, (ii) the Tembo project in Tanzania and (iii) the Okimo project in the Democratic Republic of the Congo to one or more subsidiaries of Gold Fields which are not Acquired Companies, all on terms which would not reasonably be expected to have any residual adverse effect on IAMGOLD or any IAMGOLD Group Company, on the Acquired Interests taken as a whole or on the ability of the parties to complete the Transaction in accordance with the terms hereof; and

(l)
The directors of IAMGOLD shall have received a written opinion from RBC Dominion Securities Inc. that the consideration payable by IAMGOLD for the Acquired Interests under the Transaction is fair from a financial point of view to IAMGOLD.

9.	Conditions Precedent to the Obligations of IAMGOLD:

The obligation of IAMGOLD to complete the Transaction shall be subject to the satisfaction or waiver of, among others, the following conditions:

(a)
Gold Fields, the Vendors and the Acquired Companies shall have performed and complied in all material respects with all of the covenants and obligations required to be performed or complied with by Gold Fields, the Vendors and the Acquired Companies prior to the completion of the Transaction, including with respect to obtaining all required director and shareholder approvals;

(b)
the representations and warranties of Gold Fields and the Vendors contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and on and as of the Completion Date with the same force and effect as if they had been made at the completion of the Transaction; and

(c)
from the date of this agreement to the Completion Date, there shall not have been any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on the Acquired Companies taken as a whole and, for the purposes of this agreement, a “material adverse effect” in relation to the Acquired Companies taken as a whole means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the Acquired Companies taken as a whole, other than any effect: (a) relating to the global economy or securities markets in general; (b) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the Acquired Companies, taken as a whole; (c) resulting from changes in the price of gold; (d) relating to currency exchange rates; or (e) the announcement or implementation of any of the Permitted Gold Fields Transactions. For greater certainty, (A) any material decrease or proposed material decrease in Gold Fields’ interest in any joint venture material to the Acquired Companies, whether as a result of an exercise of pre-emptive or other rights or otherwise, shall be deemed to be a material adverse effect, and (B) any event identified with reference to this subparagraph of this agreement in the Gold Fields Disclosure Letter shall not be deemed to be a material adverse effect.

22

10.	Conditions Precedent to the Obligations of Gold Fields:

The obligations of Gold Fields to complete the Transaction shall be subject to the satisfaction or waiver of, among others, the following conditions:

(a)
IAMGOLD and the other IAMGOLD Group Companies shall have performed and complied in all material respects with all of the covenants and obligations required to be performed or complied with by IAMGOLD and the other IAMGOLD Group Companies prior to the completion of the Transaction, including with respect to obtaining all required director and shareholder approvals;

(b)
the representations and warranties of IAMGOLD contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and on and as of the Completion Date with the same force and effect as if they had been made at the completion of the Transaction; and

(c)
from the date of this agreement to the Completion Date, there shall not have been any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on IAMGOLD and, for the purposes of this agreement, a “material adverse effect” in relation to IAMGOLD means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the IAMGOLD Group taken as a whole, other than any effect: (a) relating to the global economy or securities markets in general; (b) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the IAMGOLD Group, taken as a whole; (c) resulting from changes in the price of gold; (d) relating to currency exchange rates; (e) which is a change in the trading price of the publicly traded securities of IAMGOLD immediately following and reasonably attributable to the disclosure of the Transaction and the matters contemplated hereby; or (f) the announcement or implementation of the Permitted IAMGOLD Transactions. For greater certainty, (A) any material decrease or proposed material decrease in (i) IAMGOLD’s interest in any IAMGOLD Significant Interest Company or joint venture material to IAMGOLD, (ii) IAMGOLD’s entitlements pursuant to the Diavik Royalty Agreement, or (iii) IAMGOLD’s entitlements by agreement, arrangement or understanding to royalties on mineral properties taken as a whole, in each case whether as a result of an exercise of purchase, pre-emptive or termination rights or otherwise, shall be deemed to be a material adverse effect, and (B) any event identified with reference to this subparagraph of this agreement in the IAMGOLD Disclosure Letter shall not be deemed to be a material adverse effect;

(d)
there shall have been obtained releases or terminations in form and substance reasonably satisfactory to Gold Fields in respect of any obligations or liabilities of Gold Fields or any of its subsidiaries other than the Acquired Companies, pursuant to any agreement, arrangement or understanding, to provide any guarantee, indemnity or other financial support in relation to any debts, liabilities or obligations of any of the Acquired Companies;

(e) since the date of this agreement no person together with its joint actors shall have acquired beneficial ownership of, or exercise control or direction over,

23

directly or indirectly, in aggregate more than 20% of the then issued and outstanding common shares of IAMGOLD; and

(f)
other than in the normal course of business, (i) there shall have been no material change in the employment arrangements of any senior officer of IAMGOLD or any subsidiary thereof from the date hereof and (ii) neither IAMGOLD nor any subsidiary thereof shall have hired any additional senior officer.

11.	Completion Date:

IAMGOLD and Gold Fields shall use their commercially reasonable efforts to complete the Transaction by November 26, 2004 (provided that IAMGOLD or Gold Fields shall be entitled at any time and from time to time to unilaterally extend the date by which the Transaction is to be completed to a date not later than December 15, 2004), with the date by which the Transaction is to be completed being the “Completion Date”). For greater certainty, in the event that the Transaction has not been completed by December 15, 2004, each of IAMGOLD and Gold Fields shall be entitled to terminate this agreement.

12.	Completion:

Subject to paragraph 11 hereof, completion of the Transaction shall take place at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario on the fifth business day following the date on which all conditions for the completion of the Transaction been fulfilled or waived or such other place or date agreed to by IAMGOLD and Gold Fields.

13.	No Solicitation:

Subject to any and all company law and other legal and regulatory requirements applicable to IAMGOLD and Gold Fields, respectively, including those of the stock exchanges on which their respective securities are listed (collectively, “Legal Requirements”), during the period commencing on the date hereof and continuing until the first to occur of (i) the Definitive Agreement Deadline and (ii) the Termination Date (as defined in paragraph 16 hereof), IAMGOLD and Gold Fields agree that, prior to the completion of the Transaction, they will not, directly or indirectly, and will not authorize or permit any of their respective Representatives to, directly or indirectly:

(a)
solicit, initiate, encourage, engage in or respond to any inquiries or proposals other than the Transaction (each an “Acquisition Proposal”) regarding (i) in the case of IAMGOLD, any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer or any type of similar transaction which would or could, in any case, constitute a de facto acquisition or change of control of IAMGOLD, or (ii) in the case of Gold Fields, any transaction (other than any Public Markets Transaction) which would or could result in the acquisition by any person other than a Gold Fields Group Company of any or any part of the Acquired Interests;

24

	(b)	participate in any discussions or negotiations regarding any Acquisition Proposal;

	(c)	withdraw or modify in a manner adverse to the other party hereto the approval of its directors of the Transaction;

	(d)	agree to, approve or recommend an Acquisition Proposal; or

	(e)	enter into any agreement related to an Acquisition Proposal;

provided, however, that subject as hereinafter provided, nothing in this paragraph 13 shall (A) prevent IAMGOLD from completing the Permitted IAMGOLD Transactions or Gold Fields from completing the Permitted Gold Fields Transactions, (B) prevent IAMGOLD from furnishing non-public information to, or entering into a confidentiality agreement and/or discussions with, any person in response to a bona fide unsolicited Acquisition Proposal that is submitted by such person after this paragraph 13 takes effect and which is not withdrawn if, prior to furnishing such non-public information to, entering into a confidentiality agreement with, or entering into discussions with, such person, IAMGOLD gives Gold Fields written notice of its intention to furnish non-public information to, enter into a confidentiality agreement with, or enter into discussions with, such person, (C) prevent Gold Fields from publicly disclosing details of an Acquisition Proposal and making such statements and recommendations relative to the Transaction and such Acquisition Proposal as may be required pursuant to Legal Requirements if the directors of Gold Fields conclude in good faith, after consultation with counsel, that such actions are required in order for them to meet Legal Requirements, provided that Gold Fields shall be precluded from accepting or entering into any agreement in respect thereof prior to the termination of this agreement, or (D) prevent IAMGOLD from responding to, or making such public disclosure or taking such other actions as may be necessary as a result of Legal Requirements in connection with the Golden Star Offer, as such offer may be extended or varied from time to time on or following the date hereof. IAMGOLD and Gold Fields shall immediately after the execution hereof terminate all existing discussions or negotiations with any person (except the other of them) with respect to any potential Acquisition Proposal (other than, in the case of IAMGOLD, the Permitted IAMGOLD Transactions and, in the case of Gold Fields, the Permitted Gold Fields Transactions). Concurrent with the execution hereof, IAMGOLD and Gold Fields shall advise the other of them of any current Acquisition Proposal and IAMGOLD and Gold Fields shall promptly notify the other of them of any future Acquisition Proposal which any director, senior officer or agent thereof is or becomes aware of, any amendment to any of the foregoing or any request for non-public information relating to them. Such notice shall include a description of the material terms and conditions of any such proposal and the identity of the person making such proposal, inquiry, request or contact.

14.	Superior Proposals:

Neither IAMGOLD nor its directors shall, in respect of any Acquisition Proposal, accept, approve or recommend or enter into any agreement in respect of such Acquisition Proposal unless:

	(a)	the directors of IAMGOLD have determined in good faith that such Acquisition Proposal constitutes a Superior Proposal (as hereinafter defined);

25

(b)
Gold Fields has been provided with a copy of the document containing such Superior Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that the material terms and conditions of, and the identity of the person making, such Superior Proposal may not be deleted);

(c)
five business days have elapsed from the later of the date on which Gold Fields received notice of the determination of IAMGOLD to accept, approve or recommend or to enter into an agreement in respect of such Superior Proposal and the date Gold Fields received a copy of the Superior Proposal, and (A) Gold Fields has not, within such five business day period, made an offer in writing to amend this agreement which purports to at least match the Superior Proposal (a “Matching Offer”) or (B) Gold Fields has made a Matching Offer and the directors of IAMGOLD determine (which determination need not be made within such five day period) in good faith, after consultation with and receiving advice from, as appropriate, their respective financial, legal and other advisors, that such Matching Offer would not, if consummated in accordance with its terms, result in a transaction:

(i)
which is equivalent or superior, from a financial point of view, to IAMGOLD to the Superior Proposal (and IAMGOLD shall have received a written opinion from its financial advisers substantially to such effect); or

(ii)
the acceptance of which by IAMGOLD, having regard to all of the then prevailing circumstances, would be most likely to result in the performance by the directors of IAMGOLD of their fiduciary obligations under Legal Requirements;

(d)
if Gold Fields has elected not to match the Superior Proposal or if an offer made by Gold Fields under subparagraph 14(c) hereof is not accepted by IAMGOLD, IAMGOLD terminates this agreement pursuant to paragraph 16 hereof; and

(e)	IAMGOLD makes the payment contemplated by, and in accordance with, paragraph 15 hereof.

In this agreement, “Superior Proposal” means a bona fide unsolicited Acquisition Proposal received by IAMGOLD after the date hereof: (A) that is not conditional on obtaining financing and (B) in respect of which the directors of IAMGOLD have determined in good faith, after consultation with and receiving advice from, as appropriate, its financial, legal and other advisors, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction:

(i)
which is superior, from a financial point of view, to IAMGOLD and/or its shareholders to the Transaction (and IAMGOLD shall have received a written opinion from its financial advisers substantially to such effect); or

(ii)
the acceptance of which by IAMGOLD, having regard to all of the then prevailing circumstances, would be most likely to result in the performance by the directors of IAMGOLD of their fiduciary obligations under Legal Requirements.

26

For purposes of this paragraph 14, each successive financial modification of an Acquisition Proposal in respect of IAMGOLD shall constitute a new Acquisition Proposal and shall initiate a new five business day period pursuant to subparagraph 14(c) hereof.

15.	Termination Fee:

If:

	(a)	IAMGOLD terminates this agreement in accordance with subparagraph 16(b) hereof;

	(b)	this agreement is terminated in accordance with subparagraph 16(a) hereof and, within 180 days of the effective date of such termination:

(i) IAMGOLD accepts, approves or recommends, or enters into an agreement with respect to, an Acquisition Proposal; or

(ii)
Gold Fields accepts, approves or recommends, or enters into an agreement with respect to, an Acquisition Proposal (which for purposes of this subparagraph 15(b)(ii) shall be limited to any Acquisition Proposal which would result in the acquisition by any one or more persons other than Gold Fields Group Companies, in one or more related transactions, of all or substantially all of the Acquired Interests in the aggregate); or

(c)
this agreement is terminated following public disclosure by Gold Fields referred to in paragraph 13(C) hereof and, within 180 days after such termination, Gold Fields accepts or enters into an agreement with respect to an Acquisition Proposal in respect of which it made a recommendation pursuant to a Legal Requirement;

(any such event being a “Triggering Event”), then IAMGOLD (in the case of an event referred to in subparagraph 15(a) or 15(b)(i) above) or Gold Fields (in the case of an event referred to in subparagraph 15(b)(ii) or 15(c) above) (in either case, the “Target Party”) shall pay the other party (the “Non-Target Party”) an amount in cash equal to US$20,000,000 in immediately available funds to an account designated by the Non-Target Party. Such payment shall be made, in the case of a termination in accordance with subparagraph 16(b) hereof, concurrently with such termination and, in the circumstances set forth in subparagraph 15(b) or (c) above, at the time that such Acquisition Proposal is accepted, approved or recommended or an agreement with respect to such Acquisition Proposal is executed. The obligation to make any payment required by this paragraph shall survive any termination of this agreement. Each of IAMGOLD and Gold Fields hereby acknowledges that the payment amount set out in this paragraph 15 is a payment of liquidated damages which is a genuine pre-estimate of the damages which the Non-Target Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Transaction and is not a penalty. Each of IAMGOLD and Gold Fields hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of such amount by the Non-Target Party, the Non-Target Party shall have no further claim against the Target Party in respect of the failure to complete the Transaction, provided that nothing herein shall preclude the Non-Target Party from seeking injunctive relief to restrain any breach or threatened breach by the Target Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection herewith. If Gold Fields has not received, on or prior to the Definitive Agreement Deadline,

27

written confirmation of the SARB verbal approval received prior to the date hereof to the making of any payment required to be made by Gold Fields by this paragraph 15, then this paragraph 15 shall be of no force and effect.

16.	Termination:

This agreement may be terminated:

	(a)	by Gold Fields or IAMGOLD if the Definitive Agreement is not executed on or before the Definitive Agreement Deadline,

	(b)	by IAMGOLD in the circumstances set out in subparagraph 14(d) hereof;

	(c)	by Gold Fields or IAMGOLD in the circumstances set out in paragraph 11 hereof or if any condition set out in paragraph 8 is not satisfied or waived by the Completion Date;

	(d)	by IAMGOLD if any condition set out in paragraph 9 is not satisfied or waived by the Completion Date; or

	(e)	by Gold Fields if any condition set out in paragraph 10 is not satisfied or waived by the Completion Date or by the mutual written consent of the parties hereto. The date upon which this agreement is terminated pursuant to this paragraph 16 is referred to herein as the “Termination Date”. The respective obligations of the parties pursuant to paragraph 15 hereof shall survive any termination of this agreement.

17.	Miscellaneous:

(a)
Costs: Except as provided in paragraph 15 hereof, each of IAMGOLD and Gold Fields shall pay its own costs and expenses (including all legal, accounting, tax, and financial advisory fees and expenses) in connection with the Transaction including expenses related to the preparation, execution and delivery of this agreement and the documents required hereunder.

(b)
Public Announcements: IAMGOLD and Gold Fields agree to make a joint press release with respect to the Transaction as soon as practicable after the date on which this agreement has become effective and to otherwise coordinate the public disclosure and presentations made by them with respect to the Transaction. IAMGOLD and Gold Fields further agree that there will be no public announcement or other disclosure of the Transaction or of the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable law or by regulatory instrument, rule or policy based on the advice of counsel. If either IAMGOLD or Gold Fields is required by applicable law or regulatory instrument, rule or policy to make a public announcement with respect to the Transaction, such party will provide as much notice to the other of them as reasonably possible, including the proposed text of the announcement.

	(c)	Governing Law: This agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada

28

applicable therein, and each of IAMGOLD and Gold Fields irrevocably attorns to the non-exclusive jurisdiction of the courts of such province.

(d)	Amendment: This agreement may be amended only by written agreement of the parties hereto.

(e)	Assignment: Neither party hereto may assign its rights or obligations under this agreement without the prior written consent of the other party hereto.

(f)	Binding Effect: This agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

(g)	Waiver: Any waiver or release of any of the provisions of this agreement, to be effective, must be in writing and executed by the party hereto granting such waiver or right.

(h)
Confidentiality Agreement: The parties acknowledge that the transactions contemplated by this agreement are subject to a reciprocal confidentiality agreement dated July 14, 2004 between Gold Fields and IAMGOLD (the “Confidentiality Agreement”), which agreement shall continue in full force and effect. For greater certainty, this agreement and any discussions in connection therewith shall be treated by the parties hereto as strictly confidential and shall not (without the prior consent of the other party hereto or except as contemplated or provided herein or as may be required to comply with applicable laws or regulatory requirements) be disclosed by either party hereto to any person other than a director, officer, employee, agent, shareholder or professional advisor of or to that party hereto with a need to know for purposes connected with the Transaction or other matters contemplated by this agreement and then only on a confidential basis and also on the basis that the party hereto concerned will be liable for any breach of confidentiality by a person to whom it makes disclosure. In the event of a conflict between the provisions hereof and any provision of the Confidentiality Agreement, the provisions hereof shall prevail.

(i)
Entire Agreement: This agreement, together with the Confidentiality Agreement, the IAMGOLD Disclosure Letter and the Gold Fields Disclosure Letter, contains the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto.

(j)
Interpretation: As used in this agreement: (i) the terms “this agreement”, “hereof”, “hereto”, “hereunder” and similar expressions refer to this agreement and not to any particular paragraph or other portion hereof and include the Schedules hereto and any agreement supplemental hereto; and (ii) the words “including”, “includes” and “included” and similar expressions shall be deemed to be followed by the phrase “without limitation”.

(k)
Further Assurances. Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party hereto may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this agreement.

Would you kindly signify your acceptance of the terms contained herein by executing the enclosed duplicate copy of this agreement and returning such executed copy to Gold Fields by no later than 8:00 a.m. (Toronto time) on August 11, 2004, failing which this agreement shall be of no force or effect.

GOLD FIELDS LIMITED

By:	/s/ Ian D. Cockerill

Ian D. Cockerill
Chief Executive Officer

Accepted and agreed as of this 11th day of August, 2004.

IAMGOLD CORPORATION

By:	/s/ Joseph F. Conway

Joseph F. Conway
President and Chief Executive Officer

Schedule A

Directly Acquired Companies

Issued and
Name of Company	Jurisdiction	Outstanding Shares	Shareholder(s)	Shares Held

Part 1 - Orogen

Orogen Holding (BVI) Limited	B.V.I.	150 ordinary shares	GFLMS	All

Part 2 - GFG Directly Held Companies

Gold Fields Bolivia SRL	Bolivia	1,000 shares	GF Guernsey Consultancy & Secretarial Services Limited	999 shares 1 share

Gold Fields Do Brasil Mineração	Brazil	20,000,000 shares	GF Guernsey R. Jannas	19,999,999 shares 1 share

Gold Fields Ecuador Ltd.	Guernsey	12 ordinary shares	GF Guernsey RBC Trustees (Guernsey) Limited RBC Corporate Services (Guernsey) Limited	10 shares 1 share 1 share

Minera Gold Fields Peru SA	Peru	10,053 shares	GF Guernsey R. L. Robinson C. Wolfe-Coote	10,051 shares 1 share 1 share

Gold Fields Mexico SA de CV	Mexico	2,579,255 shares	GF Guernsey Gold Fields Exploration BV	2,579,254 shares 1 share

Gold Fields Uzbekistan Ltd.	B.V.I.	28 ordinary shares	GF Guernsey	All

Part 3 - Ghana JV Companies

Gold Fields Ghana Limited	Ghana	1,000 shares	GF Ghana Holdings Repadre Fin. (BVI) Repadre Venture (BVI) Repadre Int. Corp. Government of Ghana*	711 shares 50 shares 125 shares 14 shares 100 shares

2

Issued and
Name of Company	Jurisdiction	Outstanding Shares	Shareholder(s)	Shares Held

Abosso Goldfields Limited	Ghana	54,000,000 Class “A” and 6,000,000 Class “B” shares	GF Ghana Holdings Repadre Int. Corp. Government of Ghana*	42,660,000 Class “A” 11,340,000 Class “A” 6,000,000 Class “B”

* This is a free-carried interest pursuant to section 8(1) of the Minerals and Mining Law, 1986 (Ghana).

All non-Gold Fields Group shareholders hold their shares as nominee for and on behalf of a Gold Fields Group Company, except in relation to Gold Fields Ghana Limited and Abosso Goldfields Limited.

Schedule B

Listed Directly Acquired Interests

	Exchange(s)		Approximate Percentage
	on Which		of Outstanding
Name of Company	Listed	Securities Held	Common Shares**	Shareholder

Bolivar Gold Corp.	TSX	12,344,444 common shares and 6,172,222 common share purchase warrants	20.7% (assuming exercise of the warrants held by GF Guernsey)	GF Guernsey

Committee Bay Resources Ltd.	TSXV	1,333,333 common shares	5.1%	GF Guernsey

CMQ Resources Inc.	TSXV	5,000,000 common shares and 2,500,000 common share purchase warrants	9.7% (assuming exercise of the warrants held by GF Guernsey)	GF Guernsey

** Based on disclosure documents publicly filed by the listed company with Canadian securities regulators, and without independent verification by Gold Fields.

Schedule C

Indirectly Acquired Companies

Issued and
Name of Company	Jurisdiction	Outstanding Shares	Shareholder(s)	Shares Held

Gold Fields Fujian (BVI) Ltd.	B.V.I.	1 ordinary share	Orogen	All

Gold Fields China BVI Ltd.	B.V.I.	8 ordinary shares	Orogen	All

Minsaco Exploration Pty	Australia	49,560,171 shares	Orogen	All

Gold Fields Exploration BV	Netherlands	18,151.21 euros	Orogen	All

Sino Gold Fields SPD Ltd.	B.V.I.	2,004 ordinary shares	Orogen	All

Gold Fields Guinea (BVI) Ltd.	B.V.I.	7 ordinary shares	Orogen	All

Gold Fields Corona (BVI) Limited	B.V.I.	9 ordinary shares	Orogen	All

Gold Fields Australasia Ltd.	B.V.I.	29 ordinary shares	Orogen	All

Gold Fields Metals BV	Netherland Antilles	18,151.21 euros	Orogen	All

Gold Fields Latin America (BVI) Ltd.	B.V.I.	3,010 ordinary shares	Orogen	All

Amarro NV	Netherlands Antilles	60 shares	Orogen	All

Minsaco Biox Pty Ltd.	Australia	469,042 shares	Orogen	All

El Callao Holdings AVV	Aruba	500 class A shares 500 class B shares	Bolivar Gold Corp. Orogen	500 class A shares 500 class B shares

Gold Fields Finance Euro BVI Ltd.	B.V.I.	2 ordinary shares	Orogen	All

Gold Fields Finance Dollar BVI Ltd.	B.V.I.	2 ordinary shares	Orogen	All

Gold Fields Exploration & Mining (BVI) Ltd.	B.V.I.	4 ordinary shares	Orogen	All

Sino Gold Fields SEL Ltd.	B.V.I.	5 ordinary shares	Orogen	All

Orogen Investment S.A. Luxembourg	Luxembourg	1,777,071 shares	Orogen Pallister Holdings Ltd.	1,777,070 shares 1 share

2

Issued and
Name of Company	Jurisdiction	Outstanding Shares	Shareholder(s)	Shares Held

Felstone Investments Pty	Australia	510 shares	Minsaco Exploration Pty	All

Cudgen Resources Pty	Australia	9000 shares	Minsaco Exploration Pty	All

Enarotali Gold Project Limited	Australia	1,855,731 shares	Felstone Investments Pty Nabire Bakti LLC (Louisiana) RTZ Jersey One Ltd (Jersey)	766,615 shares 653,470 shares 435,646 shares

Dikiya Gold Project Limited	Australia	1,100 shares	Cudgen Resources Pty Compagnie Miniere Or S.A	660 shares 340 shares

PT Nabire Bakti Mining	Indonesia	4,000 shares	Enarotali Gold Project Limited PT Darma Bakti Cirendeu	3,600 shares 400 shares

PT Siriwo Mining	Indonesia	50,000 shares	Dikiya Gold Project Limited PT Darma Bakti Cirendeu	45,005 shares 4,995 shares

Gold Fields Ghana Exploration BV	Netherlands	18,151.21 euros	Orogen Investment SA	All

Montagu BV	Netherlands	7,714,263.67 euros	Orogen Investment SA	All

GF Minière SARL	Guiana	72,887 shares	Gold Fields Exploration BV	All

Gyata Exploration Ltd.	Ghana	1,000,000 shares	Gold Fields Exploration BV	All

Gold Fields Chile LTDA	Chile	equity interests	Gold Fields Exploration BV C. Perez-Cotapos Subercaseaux	US$ 7,236.390 US$ 500

Gold Fields Exploration Inc. USA	Delaware	1,000 shares	Gold Fields Exploration BV	All

Biomin Technologies	Switzerland	150 shares	Gold Fields Exploration BV H. Ville in trust for Gold Fields Exploration BV	149 shares 1 share

Gold Fields International Services Ltd.	U.K.	1,000 shares	Gold Fields Exploration BV	All

Gold Fields Finland OY	Finland	6,007 shares	Gold Fields Exploration BV Orogen	6,006 shares 1 share

Gold Fields Arctic Platinum OY	Finland	500 shares	Gold Fields Finland OY	All

Minera GF S.A.	Peru	3,000 shares	Gold Fields Corona (BVI) Ltd. Orogen	2,999 shares 1 share

Gold Fields Australia Pty Ltd.	Australia	261,854,327 shares	Gold Fields Australasia Ltd.	All

3

Issued and
Name of Company	Jurisdiction	Outstanding Shares	Shareholder(s)	Shares Held

St Ives Gold Mining Co Pty Ltd.	Australia	181,472,876 shares	Gold Fields Australia Pty Ltd.	All

Gold Fields Australasia Pty Ltd.	Australia	25,456,697 shares	Gold Fields Australia Pty Ltd.	All

Agnew Gold Mining Co Pty Ltd.	Australia	54,924,757 shares	Gold Fields Australia Pty Ltd.	All

All non-Gold Fields Group shareholders hold their shares as nominee for and on behalf of a Gold Fields Group Company, except in relation to El Callao Holdings AVV, Enaratoli Gold Project Limited, Dikiya Gold Project Limited, PT Nabire Bakti Mining and PT Siriwo Mining.

Schedule D

List of Defined Terms

The defined terms used in this agreement are as follows:

Term	Paragraph/Subparagraph Where Defined

“Acquired Companies”	Recitals
“Acquired Companies’ Financial Statements”	5(g)
“Acquired Interests”	Recitals
“Acquisition Proposal”	13(a)
“AMEX”	1(f)
“Anti-Dilution Agreement”	8(i)
“Anti-Dilution Rights”	1(h)
“Completion Date”	11
“Confidentiality Agreement”	17(h)
“Consideration Shares”	Recitals
“Definitive Agreement”	3
“Definitive Agreement Deadline”	3
“Diavik Royalty Agreement”	4(a)
“Directly Acquired Companies”	Recitals
“Encumbrances”	4(b)(i)
“GFG Directly Held Companies”	Recitals
“GF Ghana Holdings”	Recitals
“GF Ghana Loans”	Recitals
“GF Guernsey”	Recitals
“GFLMS”	Recitals
“Ghana JV Companies”	Recitals
“Golden Star”	4(c)
“Golden Star Offer”	4(c)
“Gold Fields”	Recitals
“Gold Fields Circular”	7(c)
“Gold Fields Disclosure Letter”	5
“Gold Fields Group”	5(a)
“Gold Fields Group Company”	5(a)
“Gold Fields Public Disclosure”	5(n)
“IAMGOLD”	Recitals
“IAMGOLD Cash Offering”	1(h)
“IAMGOLD Circular”	6(c)
“IAMGOLD Disclosure Letter”	4

2

Term	Paragraph/Subparagraph Where Defined

“IAMGOLD Equity Securities”	1(h)
“IAMGOLD Financial Statements”	4(g)
“IAMGOLD Group”	4(a)
“IAMGOLD Group Company”	4(a)
“IAMGOLD Meeting”	6(c)
“IAMGOLD Public Disclosure”	4(m)
“IAMGOLD Rights Plan”	4(n)
“IAMGOLD Significant Interest Companies”	4(a)
“Indirectly Acquired Companies”	Recitals
“Legal Requirements”	13
“Listed Acquired Interests”	7(f)
“Listed Directly Acquired Interests”	Recitals
“Listed Indirectly Acquired Interests”	7(f)
“Matching Offer”	14(c)
“material adverse effect” (in relation to the Acquired Companies)	9(c)
“material adverse effect” (in relation to IAMGOLD)	10(c)
“Minimum Ownership Level”	1(h)
“Net Cash Subscription Amount”	Recitals
“Non-Target Party”	15
“Orogen”	Recitals
“Permitted Gold Fields Transaction”	5(c)
“Permitted IAMGOLD Transaction”	4(c)
“Public Markets Transaction”	7(f)
“Representatives”	2(a)
“SARB”	8(j)
“Special Dividend”	Recitals
“Subsequent Subscription Adjustment”	Recitals
“Superior Proposal”	14
“Target Party”	15
“Termination Date”	16
“Transaction”	Recitals
“Transaction Documents”	8(a)
“Triggering Event”	15
“TSX”	1(f)
“Vendors”	Recitals